AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 3O SEPTEMBER 2025
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
NGN 14 billion Fixed Rate Notes _ Tap 2	Borrowing	10-Jul-25	17-Jul-25	17-Jan-27	NGN 14,000.00	Standard Chartered Bank
USD 18 million Callable Fixed Rate Notes	Borrowing	23-Jul-25	30-Jul-25	30-Jul-30	USD 18.00	Natixis
BWP 450 million Fixed Rate Notes_Tap 1	Borrowing	24-Jul-25	31-Jul-25	20-Jun-29	BWP 450.00	Standard Chartered Bank
ZMW 140 million Fixed Rate Notes	Borrowing	25-Jul-25	1-Aug-25	1-Aug-28	ZMW 140.00	Standard Chartered Bank
USD 48 million Callable Fixed Rate Notes	Borrowing	29-Jul-25	5-Aug-25	5-Aug-35	USD 48.00	Nomura Inter. Plc
NGN 8 billion Fixed Rate Notes _ Tap 3	Borrowing	13-Aug-25	21-Aug-25	17-Jan-27	NGN 8,000.00	Standard Chartered Bank
HKD 200 million Fixed Rate Notes	Borrowing	20-Aug-25	28-Aug-25	28-Aug-26	HKD 200.00	Nomura Inter. Plc
HKD 400 million Fixed Rate Notes	Borrowing	20-Aug-25	27-Aug-25	27-Aug-28	HKD 400.00	Credit Agricole Corporate and Investment Bank
USD 50 million Zero Coupon Callable Notes	Borrowing	20-Aug-25	27-Aug-25	27-Aug-35	USD 50.00	BNP Paribas
HKD 200 million Fixed Rate Notes	Borrowing	21-Aug-25	2-Sep-25	2-Sep-26	HKD 200.00	Nomura Inter. Plc
INR 88 million Fixed Rate Notes	Borrowing	22-Aug-25	30-Oct-25	30-Oct-30	INR 88.00	Credit Agricole Corporate and Investment Bank
HKD 200 million Fixed Rate Notes	Borrowing	2-Sep-25	10-Sep-25	10-Jun-29	HKD 200.00	Citi
JPY 600 million Callable PRDC Notes	Borrowing	9-Sep-25	29-Sep-25	30-Sep-55	JPY 600.00	Mizuho Inter. Plc
JPY 200 million Callable PRDC Notes	Borrowing	9-Sep-25	24-Sep-25	27-Sep-55	JPY 200.00	MUFG Securities
JPY 200 million Callable PRDC Notes	Borrowing	9-Sep-25	24-Sep-25	27-Sep-55	JPY 200.00	MUFG Securities
AUD 250 million Social Kangaroo Bond _ Tap 1	Borrowing	10-Sep-25	17-Sep-25	13-Feb-30	AUD 250.00	RBC/ Toronto Dominion/ UBS
USD 40 million Callable Fixed Rate Notes	Borrowing	12-Sep-25	19-Sep-25	19-Sep-35	USD 40.00	Nomura Inter. Plc
HKD 300 million Fixed Rate Notes	Borrowing	16-Sep-25	23-Sep-25	23-Sep-26	HKD 300.00	Credit Agricole Corporate and Investment Bank
USD 10 million Fixed Rate Notes	Borrowing	18-Sep-25	25-Sep-25	25-Sep-26	USD 10.00	NatWest Markets Plc
HKD 200 million Fixed Rate Notes	Borrowing	22-Sep-25	2-Oct-25	2-Apr-27	HKD 200.00	NatWest Markets Plc
USD 10 million Callable Fixed Rate Notes	Borrowing	22-Sep-25	2-Oct-25	2-Oct-40	USD 10.00	Nomura Inter. Plc
BRL 80 million 'Improve the quality of life for the people of Africa' Zero Coupon Notes	Borrowing	24-Sep-25	1-Oct-25	1-Oct-27	BRL 63.99	Daiwa Capital Markets
USD 25 million Callable Fixed Rate Notes	Borrowing	24-Sep-25	6-Oct-25	6-Oct-28	USD 25.00	Wells Fargo Bank, N.A
USD 50 million Zero Coupon Callable Notes	Borrowing	25-Sep-25	2-Oct-25	2-Oct-35	USD 50.00	BNP Paribas
HKD 300 million Fixed Rate Notes	Borrowing	30-Sep-25	8-Oct-25	8-Oct-26	HKD 300.00	Credit Agricole Corporate and Investment Bank

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
USD 20 million 'Infrastructure bond' Fixed Rate	13-Jul-15	24-Jul-15	24-Jul-25	USD 20.00
USD 5 million BWP linked Fixed Rate Notes	03-Sep-20	15-Sep-20	15-Sep-25	USD 5.00
USD 150 million 'Feed Africa' Callable Notes	23-Jun-22	06-Jul-22	06-Jul-25	USD 150.00
USD 1 billion Benchmark Fixed Rate Notes	28-Jun-22	07-Jul-22	07-Jul-25	USD 1,000.00
GBP 100 million Fixed Rate Notes	19-Jul-22	26-Jul-22	26-Jul-25	GBP 100.00
MXN 31 million Zero Coupon Notes	24-Aug-22	29-Sep-22	30-Sep-25	MXN 31.00
CNY 1 billion Fixed Rate Notes	06-Sep-22	19-Sep-22	19-Sep-25	CNY 1,000.00
GBP 300 million Benchmark Social Bond	20-Jul-23	27-Jul-23	13-Aug-25	GBP 300.00
CNY 300 million Fixed Rate Notes	31-Aug-23	08-Sep-23	08-Sep-25	CNY 300.00
CNY 350 million Fixed Rate Notes _ Tap 1	05-Jul-24	12-Jul-24	19-Sep-25	CNY 350.00
USD 6 million Fixed Rate Notes	22-Aug-24	30-Aug-24	30-Aug-25	USD 6.00
USD 10 million Fixed Rate Notes	11-Sep-24	19-Sep-24	19-Sep-25	USD 10.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
EUR 50 million 'Feed Africa'Fixed Rate Callable Notes	28-Feb-24	12-Mar-24	1-Feb-31	EUR 50.00	1-Aug-25	Wells Fargo Bank, N.A
USD 25 million 'Improve Quality of Life for People in Africa' Fixed Rate Callable Notes	30-Jan-24	8-Feb-24	8-Feb-29	USD 25.00	8-Aug-25	Wells Fargo Bank, N.A

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 30 September 2025.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Omar Sefiani

Treasurer